SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20
Company Registry (NIRE) 41300036535
CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Notice about Related-Party Transaction

Companhia Paranaense de Energia (“Copel”), a company that generates, transmits, distributes and trades energy, in compliance with CVM Resolution 80, of March 29, 2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Name of Related Parties	Companhia de Saneamento do Paraná - SANEPAR ("Contracting Party") e Copel Comercialização (“Contracted Party”)
Relationship with the Company	Companhia de Saneamento do Paraná - SANEPAR ("Contracting Party") and Companhia Paranaense de Energia - Copel ("Company") are mixed capital companies, whose controlling shareholder is the State of Paraná. Copel Comercialização (“Contracted Party”) is a wholly-owned subsidiary of the Company.
Transaction Date	July 27, 2023.
Purpose of the Agreement	Contract for the provision of services for the acquisition of electricity in the Free Contracting Environment (ACL), including the provision of management and representation services at the Electric Energy Trading Chamber (CCEE).
Main Terms and Conditions

• Total value of the contract BRL 200,806,888.84 (two hundred million, eight hundred and six thousand, eight hundred and eighty-eight reais and eighty-four cents)

• Readjustment every 12 months by the IPCA.

• Term of Contract: 70 (seventy) months.

• Acquisition of electricity in the Free Contracting Environment (ACL) from (i) Supply of electricity from a conventional source (50%); (ii) Supply of electricity from a special incentive source 50%; and (iii) Provision of management and representation services before the Electricity Trading Chamber (CCEE).

Information about the participation of the counterparty, its partners or management in the Company’s decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation	Approval of participation in the bidding took place on the basis of governance and its own procedural rite, according to the level of competence established in the Company's Internal Rules and Policies.

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment

The contract was the result of a widely publicized bidding procedure (Bidding No. 1000177, Electronic Auction No. 1247/23).

The contracting process complied with the provisions of Law No. 13,303/2016 and Sanepar's Internal Regulation for Tenders, Contracts and Agreements (RILC), including observing the table of competence limits and the established approval levels.

There was the participation of five competitors who submitted proposals with values within the established maximum limit.

The Contractor, winner of the election, presented a discount of 8.43% in relation to the maximum price admitted in the bidding, compatible with the prices practiced in the market.

Curitiba, July 28, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team:
ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 28, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.